Exhibit 12

WISCONSIN PUBLIC SERVICE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS

	2009
(Millions)	9 Months	2008	2007	2006	2005	2004

EARNINGS
Net Income from continuing operations	$109.9	$132.3	$113.3	$102.1	$84.5	$107.9
Provision for income taxes	59.4	73.1	66.8	58.3	44.1	51.3

Income from continuing operations before income taxes	169.3	205.4	180.1	160.4	128.6	159.2
Less: Undistributed earnings of less than 50% owned affiliates	(1.3)	(2.2)	(2.5)	(3.2)	(2.0)	(2.5)

Adjusted income from continuing operations before income taxes	168.0	203.2	177.6	157.2	126.6	156.7
Total fixed charges as defined	43.1	48.1	45.3	42.3	38.0	35.8

Total earnings as defined	$211.1	$251.3	$222.9	$199.5	$164.6	$192.5

FIXED CHARGES
Interest expense	$40.3	$44.0	$43.5	$40.4	$35.9	$33.7
Allowance for funds used during construction	1.6	1.8	0.3	0.2	0.4	0.7
Interest factor applicable to rentals	1.2	2.3	1.5	1.7	1.7	1.4

Total fixed charges as defined	$43.1	$48.1	$45.3	$42.3	$38.0	$35.8
Preferred stock dividend requirements *	3.5	4.8	4.9	4.9	4.7	4.6

Total fixed charges and preferred stock dividend requirements	$46.6	$52.9	$50.2	$47.2	$42.7	$40.4

RATIO OF EARNINGS TO FIXED CHARGES	4.9	5.2	4.9	4.7	4.3	5.4

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	4.5	4.7	4.4	4.2	3.9	4.8

* Represents preferred stock dividend requirements of Wisconsin Public Service computed by dividing the preferred stock dividend requirements by 100% minus the income tax rate.